

08032317

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JUN 3 0 2008

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-32361

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___May 1 2007___ AND ENDING ___April 30, 2008___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Kenneth Jerome & Co., Inc.
10-015541-c5

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

147 Columbia Turnpike
(No. and Street)

Florham Park	NJ	07932-0038
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Kaplon   973-966-6669
                                                                (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph D. Kramer C.P.A.
(Name — if individual, state last, first, middle name)

24 Chesley Road	Marstons Mills	MA	02648
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- X Certified Public Accountant
- ⊐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

A JUL 1 0 2008

THOMSON REUTERS

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information
contained in this form are not required to respond unless the form displays
a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Mary E. OBrien__, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm o:
__Kenneth Jerome & Co. Inc.__, as of
__April 30__, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

Mary E O'Brien
Signature

Sec/Tres.
Title

ROSEMARIE RODOLA
A Notary Public Of New Jersey
My Commission Expires Aug. 26, 2008

This report** contains (check all applicable boxes):
- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

JOSEPH D. KREMER & CO.
CERTIFIED PUBLIC ACCOUNTANTS

POST OFFICE BOX 1173
MOUNTAINSIDE, NJ 07092
(908) 789-8494
FAX (508) 420-7331

195 G HERRING RUN PLACE
POST OFFICE BOX 533
MARSTONS MILLS, MA 02648
(508) 420-7110
FAX (508) 420-7331

June 6, 2008

Kenneth Jerome & Co., Inc.
147 Columbia Turnpike
Florham Park, NJ 07932

INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying balance sheet of Kenneth Jerome & Co, Inc. as of April 30, 2008, and the related statements of income, retained earnings, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kenneth Jerome & Co, Inc. as of April 30, 2008, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Joseph D. Kremer & Co.
Certified Public Accountants

KENNETH JEROME & CO., INC.
STATEMENT OF FINANCIAL CONDITION
APRIL 30, 2008

ASSETS

Current Assets

Cash in Banks - Unrestricted	$ 167,996	
Cash Deposit - At Clearing Broker	25,011	
Commissions Receivable	23,824	
Securities - F.M.V.	-0-	
Prepaid Taxes	1,040	
Total Current Assets		$217,871

Fixed Assets

Office Equipment - Net of Depreciation	-0-

Other Assets

Sundry Recievable - Net	-0-
TOTAL ASSETS	217,871

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities

Accrued Expenses	9,000	
Payroll Taxes Payable	-0-	
Income Taxes Payable	-0-	
Total Liabilities		9,000

Shareholders' Equity

Common Stock	370	
Additional Paid-In Capital	104,626	
Retained Earnings	103,875	
Total Shareholder's Equity		208,871
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		217,871

The accompanying notes are an integral part of the financial statement.

JOSEPH D. KREMER
CERTIFIED PUBLIC ACCOUNTANT

KENNETH JEROME & CO., INC.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE PERIOD ENDED APRIL 30, 2008

	Common Stock Shares	Amount	Additional Paid-In Capital	Retained Earnings	Shareholders' Equity
BALANCE MAY 1, 2007	370,000	$ 370	$ 104,626	$ 84,481	$ 189,477
Net Profit (Loss) for the Period				19,394	19,394
BALANCE APRIL 30, 2008	370,000	370	104,626	103,875	208,871

JOSEPH D. KREMER
CERTIFIED PUBLIC ACCOUNTANT

KENNETH JEROME & CO., INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED APRIL 30, 2008

Revenue

Commission Income	$ 471,277	
Interest and Dividends	4,141	
Total Revenue		$ 475,418

Operating Expenses

Salaries of Principals	80,895	
All Other Operating Expenses	375,129	
Total Operating Expenses		456,024

NET PROFIT		19,394

JOSEPH D. KREMER
CERTIFIED PUBLIC ACCOUNTANT

KENNETH JEROME AND CO., INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED APRIL 30, 2008

Cash Flows from Operations
Net Income $ 19,394

Adjustments to Reconcile Net Income to
    Net Cash Provided - Depreciation $ 253

Changes in Operating Assets and Liabilities
    Decrease (Increase) in Assets
        Commissions Receivable   (471)
        Securities - Cost   - 0-
        Prepaid Taxes   (1,040)
        Sundry Receivable   25,000

    Increase (Decrease) in Liabilities:
        Accrued Expenses   (2,500)

    Investment in Fixed Assets   -0-

        Total Adjustments   <u>26,242</u>

Net Increase (Decrease) in Cash and Cash Equivalents   45,636

Cash and Equivalents - Beginning of Year   147,371

Cash and Equivalents - End of Year   <u>193,007</u>

JOSEPH D. KREMER
CERTIFIED PUBLIC ACCOUNTANT

NOTE A -   **Summary of Significant Accounting Policies**

Kenneth Jerome & Co., Inc. is engaged in the securities business,
operating one office in Florham Park, New Jersey

1. **Method of Accounting**

The accompanying financial statements have been prepared using
the accrual method of accounting. Revenue is recognized at the time
a transaction is made. The Company operates under a clearing
agreement with a member firm of the New York Stock Exchange.

2. **Use of Estimates**

The preparation of financial statements in conformity with generally
accepted accounting principles requires management to make
estimates and assumptions that affect the reported amounts of
assets and liabilities and disclosure of contingent assets and
liabilities at the date of financial statements and the reported amounts
of revenues and expenses during the reporting period. Actual results
could differ from those estimates.

3. **Office Fixtures and Equipment and Depreciation**

Office fixtures and equipment is recorded at cost. Depreciation
for 2007 amounted to $253.00 and is computed on the straight-line method.

4. **Income Taxes**

There is no difference between book income tax expense and tax return
income tax expense.

5. **Concentration of Risk**

There are no concentration of risk issues.

NOTE B -   **Long-Term Leases**

The Company occupies premises at 147 Columbia Turnpike in
Florham Park, New Jersey under a lease that expires on March 31, 2012.
Rental obligations for the years ended after April 30, 2008, is as follows:

Year Ended April 30, 2009	$ 23,046.96
Year Ended April 30, 2010	23,046.96
Year Ended April 30, 2011	23,046.96
Year Ended April 30, 2012	21,126.38

KENNETH JEROME & CO., INC.

NET CAPITAL

APRIL 30, 2008

ASSETS

Cash in Bank - Unrestricted	$ 167,996
Commissions Receivable	23,824
Cash Deposits - Clearance	25,011
Securities - F.M.V.	-0-
Total Assets - Allowable	216,831

LIABILITIES

9,000

Net Capital Before Haircuts	207,831
HAIRCUTS	-0-
Net Capital	207,831
Net Capital Requirement	100,000
Excess Net Capital	107,831

JOSEPH D. KREMER
CERTIFIED PUBLIC ACCOUNTANT

JOSEPH D. KREMER & CO.
CERTIFIED PUBLIC ACCOUNTANTS

POST OFFICE BOX 1173
MOUNTAINSIDE, NJ 07092
(908) 789-8494
FAX (508) 420-7331

195 G HERRING RUN PLACE
POST OFFICE BOX 533
MARSTONS MILLS, MA 02648
(508) 420-7110
FAX (508) 420-7331

June 6, 2008

Kenneth Jerome & Co., Inc.
147 Columbia Turnpike
Florham Park, NJ 07932

Gentlemen:

We have audited the "Net Capital Computation" and the "Computation of 15c3-3 Reserve
Requirements" and find no material differences.

Joseph D. Kremer & Co.
Certified Public Accountants

JDK:lak

KENNETH JEROME & CO., INC.

SUPPLEMENTAL INFORMATION

APRIL 30, 2008

The Company, as an Introducing Broker - Dealer, claims exemption from Rule 15c3-3 under Section K (2) (b) of such Rule.

The Company is a member of SIPC and has filed the form and paid the assessment required thereon.

Under NASD Notice to Members 89-25, the Company claims waiver of the preparation of the Supplemental Accountant's Report regarding SIPC membership.

JOSEPH D. KREMER
CERTIFIED PUBLIC ACCOUNTANT

JOSEPH D. KREMER & CO.
CERTIFIED PUBLIC ACCOUNTANTS

POST OFFICE BOX 1173
MOUNTAINSIDE, NJ 07092
(908) 789-8494
FAX (508) 420-7331

195 G HERRING RUN PLACE
POST OFFICE BOX 533
MARSTONS MILLS, MA 02648
(508) 420-7110
FAX (508) 420-7331

June 6, 2008

Board of Directors
Kenneth Jerome, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Kenneth Jerome, Inc. (the Company), for the year ended April 30, 2008, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17(a)-5(g) in making the periodic computations of aggregate indebtedness and net c capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute

assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evolution of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matter involving internal control including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at April 30, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the N.A.S.D. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Joseph D. Kremer & Co.
Mountainside, New Jersey

JDK:lak

JOSEPH D. KREMER & CO.
CERTIFIED PUBLIC ACCOUNTANTS

POST OFFICE BOX 1173
MOUNTAINSIDE, NJ 07092
(908) 789-8494
FAX (508) 420-7331

195 G HERRING RUN PLACE
POST OFFICE BOX 533
MARSTONS MILLS, MA 02648
(508) 420-7110
FAX (508) 420-7331

June 6, 2008

Mr. Robert Kaplon
Kenneth Jerome and Co.
P.O. Box 38
Florham Park, NJ 07932

Dear Mr. Kaplon:

I have reviewed the report of your Internal Audit Committee dated February 6, 2008. In so doing, I tested the committee's procedures in the areas of Registration, Customer Accounts, Registered Representatives, Conduct, Municipal Securities, Customer Relations, Mutual Funds and Trading.

I have also conducted specific tests in the Anti-Money Laundering program for the year ended April 30, 2008. These tests were made in the area of wire transers and bank deposits (particularly cash deposits, if any). I also tested customer accounts and investment accounts of the company's principals for suspicious activity. I also reviewed new account applications for accuracy and completeness, particularly looking for foreign individuals and institutions.

In reviewing the wire transfer blotter, I took particular note of the destination, the source of funds, and whether the wires were domestic or international or indicated any form of "structuring".

The principals of Kenneth Jeromé and Co. prepare all bank deposits and do not accept cash from clients, nor are any checks written made out to cash. The Company receives payment from its clearing firm in the form of monthly wire transfers.

In reviewing the brokerage accounts of Kenneth Jerome and Co., principals and brokerage accounts of the firm, I saw no suspicious transactions.

The Company has a policy of not opening accounts for foreign citizens or foreign institutions.

Very truly yours,

Joseph D. Kremer, C.P.A.

END